Exhibit 99.1

Indivior to Announce Q2 and H1 2023 Results on July 27th

Slough, UK, and Richmond, VA, June 27, 2023 – Indivior PLC (LSE/NASDAQ: INDV) today announced that it will release its Q2 and H1 2023 results on July 27th at 7:00 a.m. London time (2:00 a.m. U.S. Eastern). The results will be available via the London Stock Exchange’s Regulatory News Service (RNS) and on the “Investors” section of the company’s website at www.indivior.com.

Mark Crossley, Chief Executive Officer, and other members of Indivior’s leadership team will host a presentation via live webcast at 1:00 p.m. London time (8:00 a.m. U.S. Eastern) on July 27th.

Access to the Live Webcast Presentation

The webcast event and materials can be accessed on the “Investors” section of the company’s website at www.indivior.com before the event begins.

The webcast link: https://edge.media-server.com/mmc/p/z4yh2znf

Participants may access the presentation telephonically by registering with the following link:

https://register.vevent.com/register/BI80255ae130d847e3944c2584e201ae3e

(Registrants will have an option to be called back directly immediately prior to the call or be provided a call-in # with a unique pin code following their registration)

A replay of the presentation will be available at www.indivior.com.

About Indivior

Indivior is a global pharmaceutical company working to help change patients’ lives by developing medicines to treat substance use disorders (SUD) and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs more than 1,000 individuals globally and its portfolio of products is available in 39 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

Contact:

Jason Thompson

Vice President, Investor Relations

Tel: 804-402-7123 or jason.thompson@indivior.com

Tim Owens

Director, Investor Relations

Tel: 804-263-3978 or timothy.owens@indivior.com

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